Filed by EMC Corporation.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: LEGATO Systems, Inc.
Commission File No. 000-26130

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 7, 2003 (the “Merger Agreement”), by and among EMC Corporation (“EMC”), Eclipse Merger Corporation, a wholly owned subsidiary of EMC, and Legato Systems, Inc. (“LEGATO”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by EMC on July 8, 2003, and is incorporated by reference into this filing.

EXPLANATORY NOTE

     On October 14th, 2003, EMC Corporation (“EMC”) filed a Key Messages and FAQ document with the Securities and Exchange Commission (the “October 14th Filing”) relating to EMC’s proposed acquisition of Documentum, Inc. The October 14th Filing contained a typographical error in the answer to the question: “WHAT ARE THE FINANCIAL TERMS OF THE TRANSACTION?”

     This filing is intended to amend the October 14th Filing in order to correct the typographical error by replacing such question and answer with the following revised question and answer:

“WHAT ARE THE FINANCIAL TERMS OF THE TRANSACTION?

EMC will issue approximately 109 million shares of its Common Stock for all of the outstanding shares of Documentum’s common stock. In addition, EMC will reserve approximately 35 million shares of its Common Stock for issuance upon exercise of Documentum stock options being assumed in the acquisition.”

ADDITIONAL INFORMATION AND WHERE TO FIND IT

On September 12, 2003, EMC filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) containing a definitive proxy statement/prospectus regarding the merger. Investors and security holders of EMC and LEGATO are urged to read the registration statement, the proxy statement and any other relevant documents filed with the SEC by EMC and/or LEGATO because they contain important information about EMC, LEGATO and the merger. Investors and security holders may obtain a free copy of the registration statement, the proxy statement and any other relevant documents filed with the SEC by EMC and/or LEGATO at the SEC’s website at www.sec.gov. Free copies of the registration statement, the proxy statement and each company’s other filings with the SEC also may be obtained from the respective companies. Free copies of EMC’s filings may be obtained by directing a request to EMC. You can request this information via the web at www.EMC.com/IR/request or by sending a written request to EMC Investor Relations, EMC Corporation, 176 South Street, Hopkinton, MA 01748. Free copies of LEGATO’s filings may be obtained by directing a request to LEGATO Investor Relations, LEGATO Systems, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com, and investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO’s website at www.legato.com.